UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 25, 2024 two

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40292	98-1577238
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

195 US HWY 50, Suite 208

Zephyr Cove, NV 89448

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (310) 954-9665

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Class A ordinary shares, par value $0.0001 per share	TWOA	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders.

On March 25, 2024, two (“TWOA”) held an extraordinary general meeting of shareholders (the “Meeting”) in connection with its previously announced business combination (the “Business Combination”) with LatAm Logistic Properties, S.A., a company incorporated under the laws of Panama (“LLP”), pursuant to that certain business combination agreement, dated as of August 15, 2023 (the “Business Combination Agreement”).

At the Meeting, TWOA’s shareholders voted on the proposals set forth below, each of which is described in greater detail in the proxy statement filed by TWOA with the Securities and Exchange Commission (“SEC”) on March 13, 2024 (the “Proxy Statement”). At the Meeting, there were at least 4,775,353 shares voted by proxy or in person, and each of the proposals was approved by the shareholders.

The final voting results for each matter submitted to a vote of the shareholders at the Meeting are as follows:

●	Proposal 1 — The Business Combination Proposal — To consider and vote upon a proposal by an ordinary resolution to approve the Business Combination Agreement by and among TWOA, LLP, and by a joinder agreement, each of Logistic Properties of the Americas, a Cayman Islands exempted company (“Pubco”), Logistic Properties of the Americas Subco, a Cayman Islands exempted company and a wholly-owned subsidiary of Pubco (“SPAC Merger Sub”), and LPA Panama Group Corp., a company incorporated under the laws of Panama and a wholly-owned subsidiary of Pubco, and the transactions contemplated thereby for a proposed Business Combination, pursuant to which TWOA and LLP will become wholly-owned subsidiaries of Pubco.

FOR	AGAINST	ABSTENTIONS
6,654,064	200	500

●	Proposal 2 — The Cayman Merger Proposal — To consider and vote upon a proposal by a special resolution to authorize the merger of SPAC Merger Sub with and into TWOA with TWOA being the surviving company, approve the plan of merger substantially in the form appended to the Proxy Statement as Annex B (the “Plan of Merger”), authorize the entry by TWOA into the Plan of Merger and approve the amendment and restatement of the amended and restated memorandum and articles of association of TWOA (as the surviving company of the merger).

FOR	AGAINST	ABSTENTIONS
6,654,064	200	500

●	Proposal 3 — The Organizational Documents Proposal — To consider and vote upon two separate sub-proposals by an ordinary resolution to approve the material differences between TWOA’s amended and restated memorandum and articles of association currently in effect (the “Current Charter”) and Pubco’s amended and restated memorandum and articles of association (the “Proposed Charter”) to be effective upon the completion of the Business Combination:

(a)	To approve and adopt provisions to be included in the Proposed Charter which will not include certain provisions of the Current Charter related to TWOA’s status as a blank check company that will no longer apply upon consummation of the Business Combination.

FOR	AGAINST	ABSTENTIONS
6,654,064	200	500

(b)	To approve and adopt provisions to be included in the Proposed Charter pursuant to which the total authorized share capital of Pubco will be US$50,000 divided into 450,000,000 ordinary shares of a par value of US$0.0001 each and 50,000,000 preference shares of a par value of US$0.0001 each, an increase from TWOA’s authorized share capital under the Current Charter of US$41,100 divided into 400,000,000 Class A ordinary shares of a par value of US$0.0001 each, 10,000,000 Class B ordinary shares of a par value of US$0.0001 each and 1,000,000 preference shares of a par value of US$0.0001 each.

FOR	AGAINST	ABSTENTIONS
6,654,064	200	500

●	Proposal 4 — The NYSE Proposal — To consider and vote upon a proposal by an ordinary resolution to approve, for the purposes of complying with the applicable listing rules of the New York Stock Exchange (“NYSE”), the issuance of more than 20% of TWOA’s issued and outstanding ordinary shares in connection with subscription agreements entered into, or to be entered into, in connection with the Business Combination that, in the aggregate, may result in investors acquiring shares pursuant to such subscription agreements owning more than an aggregate of 20% of TWOA’s outstanding ordinary shares, or more than 20% of the voting power of TWOA, which could constitute a “change of control” under NYSE rules.

FOR	AGAINST	ABSTENTIONS
6,654,064	200	500

●	Proposal 5 — The Incentive Plan Proposal — To consider and vote upon a proposal by an ordinary resolution to approve the Logistic Properties of the Americas Equity Incentive Plan, a copy of which is attached to the Proxy Statement as Annex D.

FOR	AGAINST	ABSTENTIONS
6,534,018	120,246	500

●	Proposal 6 — The Director Election Proposal — To consider and vote upon a proposal by an ordinary resolution to elect the five directors listed below, effective upon the Closing, to serve on Pubco’s Board of Directors for the applicable term, under the Proposed Charter, or until such directors’ successors have been duly elected and qualified, or until such directors’ earlier death, resignation, retirement or removal. Pubco’s Board of Directors will be divided into three classes, which classes shall have staggered terms of three years each.

	FOR	WITHHOLD
Diego Durruty (Class I)	6,654,064	700
Roger Lazarus (Class II)	6,654,064	700
Mauricio Salgar (Class II)	6,654,064	700
Thomas McDonald (Class III)	6,654,064	700
Gloria Canales Saldaña (Class III)	6,654,064	700

As there were sufficient votes to approve the above proposals, the “Adjournment Proposal” described in the Proxy Statement was not presented to shareholders.

In light of receipt of the requisite approvals by TWOA’s shareholders described above, TWOA expects the Business Combination to be completed promptly following the satisfaction or waiver of the other conditions to the consummation of the Business Combination.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking information with respect to the Business Combination, which may not be included in future public filings or investor guidance. Certain statements in this Current Report on Form 8-K may be considered forward-looking statements within the meaning of federal securities laws. Forward-looking statements include, without limitation, statements about future events or LLP’s, TWOA’s or Pubco’s future financial or operating performance. For example, statements regarding the benefits of the Business Combination, and the anticipated timing of the completion of the Business Combination are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma,” “may,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology.

These forward-looking statements regarding future events and the future results of LLP, Pubco and TWOA are based on current expectations, estimates, forecasts, and projections about the industry in which LLP operates, as well as the beliefs and assumptions of LLP’s management. These forward-looking statements are only predictions and are subject to known and unknown risks, uncertainties, assumptions and other factors beyond LLP’s, Pubco’s or TWOA’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, LLP’s and Pubco’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and LLP, Pubco and TWOA therefore caution against relying on any of these forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by LLP and its management, TWOA and its management, and Pubco and its management, as the case may be, are inherently uncertain and are inherently subject to risks variability and contingencies, many of which are beyond LLP’s, TWOA’s or Pubco’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of any definitive agreements with respect to the Business Combination (the “Business Combination Agreement”); (ii) the outcome of any legal proceedings that may be instituted against LLP, TWOA, Pubco or others following the announcement of the Business Combination; (iii) the inability to complete the Business Combination due to the failure to obtain financing to complete the Business Combination or to satisfy other conditions to closing, or delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the transactions contemplated by the Business Combination Agreement; (iv) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (v) LLP’s and Pubco’s ability to manage growth; (vi) the ability to meet stock exchange listing standards in connection with, and following, the consummation of the Business Combination; (vii) the risk that the Business Combination disrupts current plans and operations of LLP as a result of the announcement and consummation of the Business Combination; (viii) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of Pubco or LLP to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (ix) costs related to the Business Combination; (x) changes in applicable laws, regulations, political and economic developments; (xi) the possibility that LLP or Pubco may be adversely affected by other economic, business and/or competitive factors; (xii) LLP’s estimates of expenses and profitability; and (xiii) other risks and uncertainties set forth in the filings by TWOA or Pubco with the SEC. There may be additional risks that neither LLP nor TWOA presently know or that LLP and TWOA currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of LLP, TWOA or Pubco speak only as of the date they are made. None of LLP, Pubco or TWOA undertakes any obligation to update any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

LLP, TWOA and Pubco disclaim any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this Current Report on Form 8-K and such liability is expressly disclaimed.

No Offer; No Assurances

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 25, 2024

two

By:	/s/ Thomas D. Hennessy
Name:	Thomas D. Hennessy
Title:	Chief Executive Officer